Exhibit (e)(4)

NUMERICAL TECHNOLOGIES, INC.

NOTICE OF STOCK OPTION GRANT

Naren Gupta
1252 Canada Road
Woodside CA, 94062

You have been granted an option to purchase Common Stock of the Company under the Company’s 2000 Stock Plan (Rev 1.00) (the “Plan”), Subject to the terms and conditions of the Plan and the Company’s standard Stock Option Agreement (Rev. 1.00) (the “Agreement”), as follows (Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings herein):

Date of Grant:	October 16, 2002

Vesting Commencement Date:	October 15, 2002

Exercise Price per Share:	$3.52

Total Number of Shares Granted:	200,000

Total Exercise Price:	$704,000.00

Type of Option:	☐ Incentive Stock Option
☒ Nonstatutory Stock Option

Term/ Expiration Date:	10 Years/October 15, 2012

Vesting Schedule:

This Option may be exercised, in whole or in part, in accordance with the following schedule:

One-sixteenth ( 1/16th) of the Shares subject to the Option shall vest on the last day of each three month anniversary thereafter, commencement date, subject to your continuing to be a Service Provider of the lead Director.

Change of Control:

Any unvested shares in the grant shall vest fully upon change of control of the Company and Dr. Gupta no longer holds the position of Lead Director as a result of the change of control.

Termination Period:

This Option may be exercised for thirty days after Optionee ceases to be a Service Provider. Upon the death or Disability of the Optionee, this Option may be exercised for twelve months after Optionee ceases to be a Service Provider. In no event shall this Option be exercised later than the Term/Expiration Date as provided above.

By your signature and the signature of the Company’s representative below, you and the Company agree that this Option is granted under and governed by the terms and conditions of the Plan and Stock Option Agreement referenced above. Optionee has reviewed the Plan and Stock Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement and fully understands all provisions of the Plan and Option Agreement. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and Option Agreement. Optionee further agrees to notify the Company upon any change in the residence address indicated below.

OPTIONEE: /s/ NAREN GUPTA	NUMERICAL TECHNOLOGIES, INC. /S/ RICHARD MORA

Signature	By
Naren Gupta	Chief Financial Officer

Print Name	Title

CONSENT OF SPOUSE

The undersigned spouse of Optionee has read and hereby approves the terms and conditions of the Plan and this Option Agreement. In consideration of the Company’s granting his or her spouse the right to purchase Shares as set forth in the Plan and this Option Agreement, the undersigned hereby agrees to be irrevocably bound by the terms and conditions of the Plan and this Option Agreement and further agrees that any community property interest shall be similarly bound. The undersigned hereby appoints the undersigned’s spouse as attorney-in-fact for the undersigned with respect to any amendment or exercise of rights under the Plan or this Option Agreement.

Spouse of Optionee

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